CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form 40-F of Alignvest Acquisition Corporation (the "Corporation") of:

(a) our report dated July 21, 2016, with respect to the financial statements of the Corporation as at April 30, 2016; and

(b) our report dated May 22, 2015, with respect to the financial statements of the Corporation as at May 19, 2015 included in the Corporation’s final long form prospectus dated June 16, 2015;

each as included in the Registration Statement dated November 15, 2016.

/s/ “Ernst & Young LLP”

Toronto, Canada
November 15, 2016